November 14, 2018

G. Douglas Hekking
Chief Financial Officer
Usana Health Sciences, Inc.
3838 West Parkway Blvd.
Salt Lake City, Utah 84120

       Re: Usana Health Sciences, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2107
           Filed February 28, 2018
           Form 10-Q for the Quarterly Period Ended June 30, 2018
           Filed August 8, 2018
           File No. 001-35024

Dear Mr. Hekking:

        We have reviewed your November 2, 2018 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments. Our reference to the prior comment is to the comment in our October 22, 2018 letter.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Notes to Condensed Consolidated Financial Statements
Note A   Organization, Consolidation, and Basis of Presentation
Recent Accounting Pronouncements
Adopted accounting pronouncements, page 7

1. You state in your response to our prior comment 2 that a customer has legal title upon shipment of the product while disclosing on page F-12 of Form 10-K for the year ended
      December 31, 2017 that the "title" and the risk of ownership passes to the customer when the product is delivered. Please reconcile this discrepancy for us.
 G. Douglas Hekking
Usana Health Sciences, Inc.
November 14, 2018
Page 2



       You may contact Andi Carpenter at 202-551-3645 or Keira Nakada at 202-551-3659 with any questions.



FirstName LastNameG. Douglas Hekking                   Sincerely,
Comapany NameUsana Health Sciences, Inc.
                                                       Division of Corporation
Finance
November 14, 2018 Page 2                               Office of Healthcare &
Insurance
FirstName LastName